

Hanns-Seidel-Platz 4
81737 München, Germany
Tel. +49 89 6279-2769
Fax +49 89 6279-2369
manuela.ellmerer@wacker.com

SUPPL

Wacker Chemie AG
Hanns-Seidel-Platz 4, 81737 München, Germany

Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C.   20549-3628

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21 January 2008

**Director Dealings Announcements
Reference File Number 82-35138**



08000407

Dear Sirs,

As this information is not posted on our website, I would like to send you the attached director dealings announcement. All the other important documents you will find on our website.

The reference file number of Wacker Chemie AG is 82-35138.

Thank you in advance.

Kind regards

Manuela Ellmerer
Investor Relations

PROCESSED
JAN 3 0 2008
THOMSON
FINANCIAL

Registered Office: München, Germany
District Court: München HRB 159705
Executive Board:
Peter-Alexander Wacker (President)
Joachim Rauhut
Rudolf Staudigl
Auguste Willems
Supervisory Board Chairman:
Karl Heinz Weiss

euro adhoc: Wacker Chemie AG / Directors' Dealings Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the WpHG

Notification concerning transactions by persons discharging managerial responsibilities pursuant to section 15a of the WpHG, transmitted by euro adhoc with the aim of a Europe-wide distribution. The issuer is responsible for the content of this announcement.

Details of the person subject to the disclosure requirement:

Name: Dr. Joachim Rauhut

Reason for the disclosure requirement:

Reason: Person performing managerial responsibilities
Position: Member of a managing body

Details of the transaction:

Description of financial instrument: Share
ISIN: DE000WCH8881
Type of transaction: purchase
Date: 16.01.2008
No of items: 200
Currency: Euro
Price: 145.00000
Total amount traded: 29,000.00
Place: Frankfurt
Explanation:

Issuer subject to the publication requirement:
----

emitter: Wacker Chemie AG
                  Hanns-Seidel-Platz 4
                  D-81737 München
phone: +49 (0) 89 6279 01
FAX: +49 (0) 89 6279 1770
mail: info@wacker.com
WWW: http://www.wacker.com
sector: Chemicals
ISIN: DE000WCH8881
indexes: Midcap Market Index, MDAX, CDAX, Classic All Share, HDAX, Prime
                  All Share
stockmarkets: regulated dealing/prime standard: Börse Frankfurt
language: English

Notification concerning transactions by persons discharging managerial responsibilities pursuant to section 15a of the WpHG, transmitted by euro adhoc with the aim of a Europe-wide distribution. The issuer is responsible for the content of this announcement.

Details of the person subject to the disclosure requirement:

Name: Dr. Joachim Rauhut

Reason for the disclosure requirement:

Reason: Person performing managerial responsibilities
Position: Member of a managing body

Details of the transaction:

Description of financial instrument: Share
ISIN: DE000WCH8881
Type of transaction: purchase
Date: 18.01.2008
No of items: 75
Currency: Euro
Price: 135,00000
Total amount traded: 10,125.00
Place: Frankfurt
Explanation:

Issuer subject to the publication requirement:
----

emitter: Wacker Chemie AG
                    Hanns-Seidel-Platz 4
                    D-81737 München
phone: +49 (0) 89 6279 01
FAX: +49 (0) 89 6279 1770
mail: info@wacker.com
WWW: http://www.wacker.com
sector: Chemicals
ISIN: DE000WCH8881
indexes: Midcap Market Index, MDAX, CDAX, Classic All Share, HDAX, Prime
                    All Share
stockmarkets: regulated dealing/prime standard: Börse Frankfurt
language: English

END